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                             BINGHAM McCUTCHEN LLP
                              ONE FEDERAL STREET
                          BOSTON, MASSACHUSETTS 02110

                                             April 8, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:Pioneer Form N-14:
   Pioneer Independence Fund (File No. 333-187078)
   Pioneer Series Trust II (File No. 333-187079)
   Pioneer Series Trust III (File No. 333-187077)
   Pioneer Value Fund (File No. 333-187076)

Ladies and Gentlemen:

   This letter is to respond to comments we received on March 27, 2013 from Mr. Dominic Minore of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the "Commission") regarding the combined information statement and registration statement on Form N-14, with exhibits (the "Registration Statement"), filed on March 6, 2013 by Pioneer Independence Fund, Pioneer Series Trust II, Pioneer Series Trust III and Pioneer Value Fund (each, a "Registrant" and, collectively, the "Registrants") relating to the reorganization of: (i) Pioneer Research Fund with Pioneer Value Fund,
(ii) Pioneer Disciplined Value Fund with Pioneer Fundamental Value Fund,
(iii) Pioneer Disciplined Growth Fund with Pioneer Independence Fund, and
(iv) Pioneer Select Mid Cap Growth Fund with Pioneer Growth Opportunities Fund (each, a "Reorganization" and, collectively, the "Reorganizations"). Following are the Staff's comments and the Registrants' responses thereto:

I.  General Comments

1.   Comment: The Staff asked that the Registrants provide a letter to the
              Commission that includes certain "Tandy" acknowledgments with the Registrants' response to the Staff's comments.

    Response: A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit B.

2.   Comment: The Staff asked the Registrants to confirm that a supplement to the registration statement on Form N-1A of each Registrant was filed with the Commission describing the applicable
              Reorganization.

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    Response: The Registrants confirm that a supplement to the registration statement on Form N-1A of each Registrant was filed with the Commission describing the applicable Reorganization.

3.  Comment:  The Staff asked that the Registrants explain in the response letter why shareholder approval of the Reorganizations is not required under state law or the Investment Company Act of 1940, as amended.

    Response: Neither applicable state law nor the organizational documents of the participating funds in each Reorganization require shareholder approval of the Reorganizations. Similarly, shareholder approval of the Reorganizations is not required under the Investment Company Act of 1940, as amended (the "1940 Act").

              The Delaware Statutory Trust Act provides that a Delaware statutory trust's governing instrument may provide for the taking of any action, including the accomplishment of a merger or the transfer of assets of any series of the statutory trust, without the approval of beneficial owners (see Delaware Statutory Trust Act, Section 3806(b)(3) and (b)(4)). With respect to each fund participating in a Reorganization, such fund's declaration of trust gives the fund's Board of Trustees the authority to merge such fund with another fund and to sell all of the fund's assets to another fund, in each case without shareholder approval where shareholder approval is not otherwise required by the 1940 Act.

              Rule 17a-8 under the 1940 Act permits fund reorganizations to be effected without shareholder approval when: (i) no fundamental policy of the Merging Company (as defined in Rule 17a-8) is materially different from a policy of Surviving Company (as defined in Rule 17a-8); (ii) no advisory contract of the Merging Company is materially different from an advisory contract of the Surviving Company; (iii) the non-interested Trustees of the Merging Company who were elected by its shareholders will comprise a majority of the non-interested Trustees of the Surviving Company; and (iv) any distribution fees authorized to be paid under the Surviving Company's distribution plan are no greater than the distribution fees authorized to be paid under the Merging Company's distribution plan. Each Reorganization meets the conditions of Rule 17a-8.

4.  Comment:  The Staff noted that the allocation of reorganization expenses among the participating funds and the funds' investment adviser is different in each Reorganization. The Staff requested that the Registrants add disclosure regarding the methodology used to allocate expenses in each Reorganization and regarding the Board's considerations in approving such allocations of reorganization expenses.

    Response: The Registrants have added disclosure to address the Staff's request.

5.  Comment:  The Staff requested that the Registrants confirm in the response letter that there are no material differences between the rights of security holders of the participating funds in each Reorganization.

    Response: The Registrants confirm that there are no material differences between the rights of security holders of the participating funds in each Reorganization.

6.  Comment:  The Staff requested that the Registrants provide an analysis of the factors considered in determining the performance survivor of each Reorganization in accordance with the North American Security Trust no-action letter (1993 SEC No-Act, LEXIS 876 (pub. avail. Aug. 5, 1994)).

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    Response: An analysis of the factors considered in determining the performance survivor of each Reorganization is attached as Exhibit A.

7.   Comment: The Staff requested that the Registrants make conforming changes to the extent comments provided with respect to one
              Reorganization or section of the Registration Statement apply to other Reorganizations or sections of the Registration Statement.

    Response: The Registrants have made conforming changes to the Registration
              Statement to the extent comments provided with respect to one Reorganization or section of the Registration Statement apply to other Reorganizations or sections of the Registration Statement.

II.Pioneer Research Fund - Pioneer Value Fund Reorganization

A. General

1.   Comment: The Staff requested that the Registrant add disclosure noting that the funds' investment adviser will benefit from the reorganization because, as a result of economies of scale, the adviser's obligation to waive fees and/or reimburse expenses will be reduced.

    Response: The Registrants have added disclosure to address the Staff's request.

B. Comparison of Fees and Expenses (p. 16)

1. The Staff noted that the pro forma management fee shown for the combined fund reflects the fee payable if shareholders of Pioneer Value Fund approve an amended and restated management agreement.

     Comment: The Staff requested that the Registrants revise footnote 2 to disclose (i) the range of highest to lowest management fees that the combined fund could pay under Pioneer Value Fund's current management agreement if shareholders of Pioneer Value Fund do not approve the amended and restated management agreement; and
              (ii) the pro forma management fee payable by the combined fund as a percentage of the combined fund's average daily net assets if shareholders of Pioneer Value Fund do not approve the amended and restated management agreement.

    Response: The Registrants have not revised footnote 2 to address the Staff's requests. The Registrants note that if shareholders of Pioneer Value Fund do not approve the amended and restated management agreement, the Reorganization would not satisfy the conditions of Rule 17a-8 under the Investment Company Act of 1940, as amended, and, thus, the Reorganization would not be consummated in the form described in the Form N-14. If shareholders of Pioneer Value Fund do not approve the amended and restated management agreement, the Board of Trustees would consider what further actions may be appropriate, including submitting the Reorganization for approval by shareholders of Pioneer Research Fund.

2.   Comment: The Staff requested that the Registrants revise footnote 3 regarding expense limit arrangements to clarify that such arrangements will extend at least 12 months from the closing date of the Reorganization. The Staff requested that the Registrants file expense limit agreements reflecting such arrangements in a post-effective amendment to the Registration Statement.

    Response: The Registrants have revised the disclosure to clarify that the expense limit arrangements will extend at least 12 months from the closing date of the Reorganization and confirm that they will file revised expense limit agreements in a post-effective amendment to the applicable Registration Statement.

3.   Comment: The Staff requested that the Registrants confirm in the response letter that the adviser has no ability to recoup any amounts waived or expenses reimbursed under the contractual fee waiver discussed in footnote 3.

    Response: The Registrants confirm that the adviser has no ability to recoup any amounts waived or expenses reimbursed under the contractual fee waiver discussed in footnote 3.

C. Comparison of Management Fee (p.22)

1.   Comment: The Staff requested that, under the "Combined Fund, Post
              Reorganization" heading, the Registrants add an explanation regarding what will happen if shareholders of Pioneer Value Fund do not approve the new management fee.

    Response: The Registrants have added disclosure to address the Staff's request.

D. Reasons for the Reorganization (p. 24)

1.   Comment: With respect to the disclosure regarding the third Board consideration, the Staff requested that the Registrants revise the disclosure to clarify the relevance of the funds' historical performance to the Board's consideration of the Reorganization.

    Response: The Registrants have added disclosure to address the Staff's request.

2.   Comment: With respect to the disclosure regarding the fifth Board consideration, the Staff requested that the Registrants revise the disclosure to clarify the extent to which the determination that Pioneer Research Fund will be the accounting survivor of the Reorganization will diminish the ability of the combined fund to utilize tax capital-loss carryforwards.

    Response: The Registrants have revised the disclosure to address the Staff's request.

3.   Comment: The Staff requested that, to the extent that material dispositions of portfolio securities are currently anticipated in connection with the Reorganization, the Registrants add disclosure as of a recent date stating the approximate amount of distributions per share that would result from such dispositions, and clarify that the Board considered such dispositions in approving the Reorganization.

    Response: The Registrants have added disclosure to address the Staff's request.

E. Capitalization Table (p. 24)

 1.  Comment: The Staff requested that the Registrants explain why the net asset value per share of Pioneer Value Fund is shown as being the same as the pro forma combined fund net asset

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              value per share, although Pioneer Research Fund is identified as the accounting survivor of the Reorganization.

    Response: The Registrants note that the net asset value per share of the pro forma combined fund shown in the capitalization table is shown as being the same as the net asset value per share of Pioneer Value Fund because Pioneer Value Fund is the legal entity that will continue following completion of the Reorganization. Accordingly, in the Reorganization, shareholders of Pioneer Research Fund will receive shares of Pioneer Value Fund valued at Pioneer Value Fund's net asset value per share.

2.   Comment: The Staff requested that the Registrants confirm that, to the extent that the expenses of the Pioneer Value Fund shareholder meeting identified in footnote 1 have a material impact on the net asset value per share of Pioneer Value Fund or the pro forma combined fund, such impact is reflected in the pro forma combined fund net asset value per share.

    Response: The Registrants note that the expenses of the shareholder meeting do not have a material impact on the net asset value per share of Pioneer Value Fund or the pro forma combined fund.

F. Tax Capital-loss Carryforwards (p. 76)

1.   Comment: The Staff requested that the Registrants revise the disclosure regarding limitations on each combined fund's ability to use tax capital-loss carryforwards to clarify in plain English the extent of any limitations resulting from the applicable Reorganization on the combined fund's use of such carryforwards, or, if applicable, to clarify that there will be no limitation on the use carryforwards resulting from the Reorganization.

    Response: The Registrants have added disclosure to address the Staff's request.

G. Terms of Each Agreement and Plan of Reorganization (p. 78)

1.   Comment: The Staff requested that the Registrants revise the disclosure regarding the material provisions of each agreement and plan of reorganization to clarify that such disclosure discusses the material provisions of the agreement and plan of reorganization and, if necessary, to expand the disclosure to ensure that the material provisions are described.

    Response: The Registrants have revised the disclosure to address the Staff's request.

III.Pioneer Select Mid Cap Growth Fund - Pioneer Growth Opportunities Fund
    Reorganization - Pro Forma Financial Statements

1.   Comment: The Staff requested that note 3 to the pro forma combined financial statements regarding security valuation be revised to disclose the valuation of investments and other financial instruments by fair value hierarchy levels and any transfers between levels, and to include any other disclosure required by ASC 820-10 that is not currently included in the footnotes.

    Response: The Registrants have revised the disclosure to address the Staff's request.

IV.Opinions

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1.   Comment: The Staff noted that the form of legality opinion states that
              "based upon and subject to the foregoing, please be advised that it is our opinion that the Shares, when issued and sold in accordance with the Declaration and the Resolutions and for the consideration described in the Agreement and Plan of Reorganization, will be validly issued, fully paid and nonassessable." The Staff noted that the italicized statement appears to be inconsistent with Section II.B.3.a. of the Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings issued by the Division of Corporation Finance of the Commission (October 14, 2011), which states that the Staff "considers it inappropriate for counsel to include in its opinion assumptions that are overly broad, that 'assume away' the relevant issue or that assume any of the material facts underlying the opinion or any readily ascertainable facts." The Staff requested that the opinion be revised to delete the italicized statement.

    Response: The Registrants do not believe that the language referenced by the Staff represents an assumption. Instead, such language merely specifies the manner in which shares will be issued and sold in connection with the Reorganization. Accordingly, the Registrants respectfully decline to file a revised opinion.

2.   Comment: The Staff noted that the form of tax opinion, which is addressed to each Registrant, states that the opinion "is being delivered solely to you for your use in connection with the referenced Transaction, and may not be relied upon by any other person or used for any other purpose." The Staff referred to Section III.D.1. of Staff Legal Bulletin No. 19, which states that "any language that states or implies that the tax opinion is only for the benefit of the board or the registrant, or that only the board or the registrant is entitled to rely on the opinion, is unacceptable. Investors are entitled to rely on the opinion expressed." The Staff requested that that the form of opinion be revised to delete the statement referenced by the Staff or to revise such statement to make clear that shareholders participating in the Reorganization are entitled to rely on the opinion.

    Response: The Registrants will file a revised form of tax opinion as an exhibit to a post-effective amendment to the Registration Statement.

   Please call the undersigned at (617) 951-8458 or Toby Serkin at
(617) 951-8760 with any questions.

                                                  Sincerely,

                                                  /s/ Jeremy Kantrowitz

                                                  Jeremy Kantrowitz

cc:  Terrence J. Cullen
     Christopher J. Kelley
     Roger P. Joseph
     Toby R. Serkin

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                                   Exhibit A

The Staff stated in the North American Security Trust no-action letter (1993 SEC No-Act, LEXIS 876 (pub. avail. Aug. 5, 1994) that in determining the performance survivor of a reorganization, the funds should compare the attributes of the participating funds to determine which fund the combined fund most closely resembles. The no-action letter states that, "among other factors, funds should compare the various funds' investment advisers, investment objectives, policies and restrictions, expense structures and expense ratios, asset size and portfolio composition. These factors are substantially similar to the factors the staff considers in determining the accounting survivor of a business combination involving investment companies." The factors listed in the North American Security Trust no-action letter are also set forth in the AICPA Accounting and Audit Guide for Investment Companies (the "AICPA Guide"), in order of relative importance: portfolio management, portfolio composition, investment objectives, policies and restrictions, expense structures and expense ratios, and, asset size. Following, for each Reorganization, is a performance survivor analysis using the factors identified in the North American Security Trust no-action letter and the AICPA Guide.

The Registrants believe that the most useful factors to consider in the performance survivor analysis are the factors related to portfolio management (i.e., portfolio management team, portfolio composition and investment objectives, policies and restrictions), because these factors provide the best indication as to which participating fund each combined fund will most closely resemble. In each case, the respective investment approaches of the funds involved in the Reorganization are clearly distinguishable. As discussed below, the proposed performance survivor in each Reorganization is the fund whose portfolio management team and investment approach will be retained by the combined fund, and whose portfolio securities will be most closely aligned with the combined fund's portfolio securities.

I. Pioneer Research Fund - Pioneer Value Fund Reorganization

Following is a performance survivor analysis with respect to the Reorganization of Pioneer Research Fund and Pioneer Value Fund using the factors identified in the North American Security Trust no-action letter and the AICPA Guide. The combined fund following the Reorganization is intended to have all of the investment characteristics of Pioneer Research Fund. Pioneer Value Fund is proposed to be the legal survivor in order to simplify the tax analysis and maximize tax-related benefits for the combined fund. Accordingly, as discussed below, the performance survivor analysis indicates that Pioneer Research Fund will be the performance survivor of the Reorganization. In addition, Ernst & Young LLP, the Registrants' current independent registered public accounting firm, has indicated to the Registrants that it would consider Pioneer Research Fund to be the accounting survivor of the Reorganization.

A. Portfolio Management

Pioneer Research Fund: Pioneer Investment Management, Inc. serves as the fund's investment adviser. Day-to-day management of Pioneer Research Fund currently is the responsibility of a team of equity analysts that coordinate the fundamental research on companies provided by Pioneer's research teams, which include members from Pioneer's affiliate, Pioneer Investment Management Limited. Members of the team include Paul Cloonan, Bradley Galko, John Peckham, and James Moynihan. Pioneer Research Fund is managed using a research-based approach to stock selection based on fundamental and quantitative analysis provided by Pioneer's research team. The fund compares its performance to the Standard & Poor's 500 Index. The research team constructs a portfolio that may include both growth and value stocks and is reflective of overall sector weightings in the Standard & Poor's 500 Index.

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Pioneer Value Fund: Pioneer Investment Management, Inc. serves as the fund's investment adviser. Day-to-day management of Pioneer Value Fund's portfolio currently is the responsibility of Edward T. Shadek, Jr. and John Peckham. Pioneer Value Fund is managed using a value-oriented approach based on the portfolio management team's analysis. The fund compares its performance to the Russell 1000 Value Index.

Combined Fund: Pioneer Investment Management, Inc. will serve as the combined fund's investment adviser. Like Pioneer Research Fund, day-to-day management of the combined fund will be the responsibility of a team of equity analysts that currently coordinate the fundamental research on companies provided by Pioneer's research teams, which include members from Pioneer's affiliate, Pioneer Investment Management Limited. Members of the team will include Paul Cloonan, Bradley Galko, John Peckham, and James Moynihan. Like Pioneer Research Fund, the combined fund will be managed using a research-based approach to stock selection based on fundamental and quantitative analysis provided by Pioneer's research team. The combined fund will compare its performance to the Standard & Poor's 500 Index, Pioneer Research Fund's benchmark index.

Conclusion: Since the combined fund will have the same portfolio management team as Pioneer Research Fund, will be managed with the same investment approach as Pioneer Research Fund, and will compare its performance to Pioneer Research Fund's benchmark index, this factor favors Pioneer Research Fund as the performance survivor.

B. Portfolio Composition

Each fund invests the major portion of its assets in equity securities, primarily of U.S. issuers. Thus, the portfolio composition of each of Pioneer Research Fund and Pioneer Value Fund generally is similar. However, as discussed above, the combined fund will be managed by the investment team that currently manages Pioneer Research Fund using Pioneer Research Fund's research-based investment approach, and will have the same investment objective, investment policies and restrictions as Pioneer Research Fund. The portfolio securities of the combined fund are expected to be rebalanced such that they line-up substantially with the portfolio securities of Pioneer Research Fund (i.e., a combination of growth and value stocks, whereas Pioneer Value Fund focuses on value stocks). Accordingly, the portfolio composition of the combined fund is expected to more closely resemble the portfolio composition of Pioneer Research Fund.

Using a holdings-based analysis, Morningstar categorizes Pioneer Research Fund as a Large Blend fund, whereas Pioneer Value Fund is categorized as a Large Value fund.

Conclusion: As noted above, the portfolio composition of the combined fund is expected to more closely resemble the portfolio composition of Pioneer Research Fund. Accordingly, this factor favors Pioneer Research Fund as the performance survivor.

C. Investment Objectives, Policies and Restrictions

Investment Objective

   Pioneer Research Fund: The fund's investment objective is long-term capital growth.

   Pioneer Value Fund: The fund's current investment objective is reasonable income and capital growth; however, shareholders of Pioneer Value Fund are being asked to approve changing the fund's investment objective to "long-term capital growth" at a shareholder meeting to be held on May 7, 2013.

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   Combined Fund: If shareholders of Pioneer Value Fund approve the new investment objective, the combined fund's investment objective will be changed to long-term capital growth at the time of the Reorganization. Accordingly, the combined fund will have the same investment objective as Pioneer Research Fund.

Principal Investment Policies and Restrictions

   Pioneer Research Fund: Normally, the fund invests at least 80% of its net assets (plus the amount of borrowings, if any, from investment purposes) in equity securities, primarily of U.S. issuers. The fund may invest up to 10% of its total assets in equity and debt securities of non-U.S. issuers, including up to 5% of its total assets in the securities of emerging markets issuers. The fund may invest in debt securities of U.S. and non-U.S. issuers. Generally, the fund acquires investment grade debt securities, but the fund may invest up to 5% of its net assets in below investment grade debt securities, including below investment grade convertible debt securities. The fund may, but is not required to, use derivatives.

   Pioneer Value Fund: The fund seeks to invest in a broad group of carefully selected, reasonably priced securities rather than in securities whose prices reflect a premium resulting from their current market popularity. The fund invests the major portion of its assets in equity securities. The fund primarily invests in securities of U.S. issuers. The fund may invest up to 25% of its total assets in equity and debt securities of non-U.S. issuers. The fund will not invest more than 5% of its total assets in securities of emerging markets issuers. The fund may invest up to 20% of its net assets in REITs. The fund may invest in debt securities of U.S. and non-U.S. issuers. The fund may invest up to 5% of its net assets in below investment grade debt securities, including below investment grade convertible debt securities. The fund may, but is not required to, use derivatives.

   Combined Fund: Pioneer Research Fund and Pioneer Value Fund both invest primarily in securities of U.S. issuers, but the funds' stated investment policies and restrictions are somewhat different. The combined fund will have the same investment policies and restrictions as Pioneer Research Fund: normally, the combined fund will invest at least 80% of its net assets (plus the amount of borrowings, if any, from investment purposes) in equity securities, primarily of U.S. issuers. The combined fund may invest up to 10% of its total assets in equity and debt securities of non-U.S. issuers, including up to 5% of its total assets in the securities of emerging markets issuers. The combined fund may invest in debt securities of U.S. and non-U.S. issuers. Generally, the combined fund will acquire investment grade debt securities, but the fund may invest up to 5% of its net assets in below investment grade debt securities, including below investment grade convertible debt securities. The combined fund may, but is not required to, use derivatives.

   In addition, as noted above, Pioneer Research Fund is managed using a research-based approach that draws from a wider investment universe (i.e., growth and value stocks) than Pioneer Value Fund, and Pioneer Research Fund's research-based investment approach will be used to manage the combined fund.

Conclusion: As noted above, the combined fund's investment objective is the same as Pioneer Research Fund's investment objective. If shareholders of Pioneer Value Fund approve the new investment objective, Pioneer Value Fund also will have the same investment objective as the combined fund, but only for the purpose of facilitating the Reorganization. In addition, as noted above, the combined fund will have the same investment policies and restrictions as Pioneer Research Fund, and will be managed using Pioneer Research Fund's research based investment approach. Accordingly, on balance, this factor favors Pioneer Research Fund as the performance survivor.

D. Expense Structures and Expense Ratios

Management Fees

   Pioneer Research Fund: Pioneer Research Fund currently pays Pioneer a management fee at an annual rate equal to 0.65% of the fund's average daily net assets up to $1 billion, 0.60% of the next $4 billion and 0.55% on assets over $5 billion. The fee is accrued daily and paid monthly.

   Pioneer Value Fund: Pioneer Value Fund currently pays Pioneer a fee for managing the fund and to cover the cost of providing certain services to the fund which varies based on:

       . The fund's assets. Pioneer earns an annual basic fee equal to 0.60% of the fund's average daily net assets up to $5 billion, 0.575% on the next $5 billion and 0.550% on the excess over $10 billion.

       . The fund's performance. The investment performance of the fund is compared to the Russell 1000 Value Index. The basic fee can increase or decrease by a maximum of 0.10%, depending on the performance of the fund's Class A shares relative to the index. The performance comparison is made for a rolling 36-month period.

       For the fiscal year ended September 30, 2012, the fund paid management fees (excluding waivers and/or assumption of expenses) equivalent to 0.49% of the fund's average daily net assets.

   Shareholders of Pioneer Value Fund have been asked to approve an amended and restated management agreement at a shareholder meeting to be held on May 7, 2013. If shareholders approve the amended and restated management agreement, the combined fund will pay Pioneer a management fee at an annual rate equal to 0.50% of the fund's average daily net assets. As previously noted in the Registrants' response letter, if shareholders of Pioneer Value Fund do not approve the amended and restated management agreement, the Reorganization would not satisfy the conditions of Rule 17a-8 under the Investment Company Act of 1940, as amended, and, thus, the Reorganization would not be consummated in the form described in the Form N-14.

Sales load structure and Rule 12b-1 plans: The funds have the same sales load structure and Rule 12b-1 plans.

Other expenses/Total expenses: The administrative service, custody, transfer agency and other non-management fees that the funds pay are substantially similar in structure. However, as a general matter, because Pioneer Value Fund has significantly more assets than Pioneer Research Fund, the other expenses of the combined fund will more closely resemble Pioneer Value Fund's other expenses as a percentage of average daily net assets. Accordingly, the total annual fund operating expenses of Class A, Class C and Class Y shares of the combined fund will more closely resemble the total annual fund operating expenses of the corresponding class of Pioneer Value Fund, as shown in the following table. As shown below, the total annual fund operating expenses of Class B shares of the combined fund will more closely resemble the total annual fund operating expenses of Pioneer Research Fund both before and after expense limitations:

                        Pioneer Research Fund        Pioneer Value Fund        Pro Forma Combined Fund
                     --------------------------- --------------------------- ---------------------------
                     Total Annual Fund Operating Total Annual Fund Operating Total Annual Fund Operating
                     Expenses/Net Expenses After Expenses/Net Expenses After Expenses/Net Expenses After
                       Fee Waiver and Expense      Fee Waiver and Expense      Fee Waiver and Expense
                             Limitations                 Limitations                 Limitations
                     --------------------------- --------------------------- ---------------------------
Class A                         1.59%/1.25%                 0.99%/0.99%                 1.00%/1.00%
Class B                         2.58%/2.15%                 2.65%/2.65%                 2.47%/2.15%
Class C                         2.31%/2.15%                 2.10%/2.10%                 2.01%/2.01%
Class Y                         1.02%/1.02%                 0.61%/0.61%                 0.59%/0.59%

The Registrants note that, except for Class A shares, the expenses of the combined fund are anticipated to be the same as or lower than the expenses of the participating funds.

Conclusion: The Registrants acknowledge that, considering the effective management fee rate paid by Pioneer Value Fund (as a percentage of average daily net assets) for the fiscal year ended September 30, 2012, the combined fund's management fee will more closely resemble Pioneer Value Fund's management fee. However, Pioneer Value Fund currently has a performance-adjusted management fee that could, after the performance adjustment, be significantly higher than the combined fund's management fee. The new "flat" management fee has been proposed for purposes of facilitating the Reorganization, and would go into effect only for the combined fund following the closing of the Reorganization. Thus, the combined fund's "flat" management fee will more closely resemble the management fee of Pioneer Research Fund, except that it will be lower. The Registrants also acknowledge that, as a percentage of average daily net assets, the other expenses and total expenses of the combined fund will more closely resemble Pioneer Value Fund's current expense ratio because of that fund's current management fee level, the relative net assets of the funds and the effect of fund size on the funds' expense ratios. Historically, Pioneer Value Fund's expense ratio has varied based on the effect of the performance adjustment of the management fee (which has a range of 20 basis points). The Staff's guidance in the North American Security Trust no-action letter does not suggest that the combined fund's expense structure or expense ratios are determinative in identifying the performance survivor in a reorganization. Rather, expenses are only one of a number of factors to be weighed.

E. Asset Size

Pioneer Research Fund: As of December 31, 2012, Pioneer Research Fund had assets of approximately $63 million.

Pioneer Value Fund: As of December 31, 2012, Pioneer Independence Fund had assets of approximately $1.3 billion.

Conclusion: The Registrants acknowledge that Pioneer Research Fund has significantly fewer assets than Pioneer Value Fund. However, the Staff's guidance in the North American Security Trust no-action letter does not suggest that asset size is determinative in identifying the performance survivor in a reorganization. Rather, asset size is only one of a number of factors to be weighed.

F. Overall conclusion.

The Registrants believe that the factors discussed above indicate that the combined fund will most closely resemble Pioneer Research Fund. In particular, the Registrants note that Pioneer Research Fund's investment team will manage the combined fund using Pioneer Research Fund's research-based approach, and the investment objectives, investment policies and restrictions of the combined fund will be the same as the investment objectives, investment policies and restrictions of Pioneer Research Fund. The Registrants note that the portfolio composition of the combined fund is anticipated to more closely resemble the portfolio composition of Pioneer Research Fund. The Registrants acknowledge that the expenses ratios of the combined fund may more closely resemble those of Pioneer Value Fund and that Pioneer Value Fund is significantly larger than Pioneer Research Fund. Nevertheless, the Registrants believe that, on balance, the factors discussed above support Pioneer Research Fund as the performance survivor of the Reorganization.

II. Pioneer Disciplined Value Fund - Pioneer Fundamental Value Fund
Reorganization

Following is a performance survivor analysis with respect to the Reorganization of Pioneer Disciplined Value Fund and Pioneer Fundamental Value Fund using the factors identified in the North American Security Trust no-action letter and the AICPA Guide. The combined fund following the Reorganization is intended to have all of the investment characteristics of Pioneer Disciplined Value Fund. Pioneer Fundamental Value Fund is proposed to be the legal survivor in order to simplify the tax analysis and maximize tax-related benefits for the combined fund. Accordingly, as discussed below, the performance survivor analysis indicates that Pioneer Disciplined Value Fund will be the performance survivor of the Reorganization. In addition, Ernst & Young LLP, the Registrants' current independent registered public accounting firm, has indicated to the Registrants that it would consider Pioneer Disciplined Value Fund to be the accounting survivor of the Reorganization.

A. Portfolio Management

Pioneer Disciplined Value Fund: Pioneer Investment Management, Inc. serves as the fund's investment adviser. Day-to-day management of Pioneer Disciplined Value Fund currently is the responsibility of John Peckham. Mr. Peckham is supported by Ashesh Savla and Brian Popiel. Pioneer Disciplined Value Fund is managed using a research-based, value-oriented approach to stock selection based on fundamental and quantitative analysis provided by Pioneer's research team, considering valuation in terms of such factors as forecasted earnings, book value, cash flow and sales.

Pioneer Fundamental Value Fund: Pioneer Investment Management, Inc. serves as the fund's investment adviser. Day-to-day management of Pioneer Fundamental Value Fund currently is the responsibility of Edward T. Shadek Jr. and John Peckham. Pioneer Fundamental Value Fund is managed using a classic value investment process that focuses on identifying companies that management believes to be undervalued based on the portfolio management team's analysis, using criteria such as a security's price-earnings ratio. In selecting investments, the portfolio managers consider a security's potential to provide current income. From inception through July 2012, the fund was managed by Cullen Capital Management LLC, the fund's former investment subadviser.

Combined Fund: Pioneer Investment Management, Inc. will be the combined fund's investment adviser. Like Pioneer Disciplined Value Fund, day-to-day management of the combined fund will be the responsibility of John Peckham, supported by Ashesh Savla and Brian Popiel. Like Pioneer Disciplined Value Fund, the combined fund will be managed using a research-based, value-oriented approach to stock selection based on fundamental and quantitative analysis provided by Pioneer's research team.

Conclusion: Since the combined fund will have the same portfolio management team as Pioneer Disciplined Value Fund and will be managed with the same investment approach as Pioneer Disciplined Value Fund, this factor favors Pioneer Disciplined Value Fund as the performance survivor.

B. Portfolio Composition

Both Pioneer Disciplined Value Fund and Pioneer Fundamental Value Fund normally invest primarily in equity securities of U.S. issuers. Thus, the portfolio composition of each of Pioneer Disciplined Value Fund and Pioneer Fundamental Value Fund generally is similar. However, as discussed above, the combined fund will be managed by the investment team that currently manages Pioneer Disciplined Value Fund using Pioneer Disciplined Value Fund's research-based investment approach, and will have the same investment objective, investment policies and restrictions as Pioneer Disciplined Value Fund. The portfolio securities of the combined fund are expected to be rebalanced such that they line-up substantially with the portfolio securities of Pioneer Disciplined Value Fund. Accordingly, the portfolio composition of the combined fund is expected to more closely resemble the portfolio composition of Pioneer Disciplined Value Fund.

Conclusion: As noted above, the portfolio composition of the combined fund is expected to more closely resemble the portfolio composition of Pioneer Disciplined Value Fund. Accordingly, this factor favors Pioneer Disciplined Value Fund as the performance survivor.

C. Investment Objectives, Policies and Restrictions

Investment Objective

   Pioneer Disciplined Value Fund: The fund's investment objective is long-term capital growth.

   Pioneer Fundamental Value Fund: The fund's investment objective is capital appreciation. Current income is a secondary objective.

   Combined Fund: The combined fund's investment objective is long-term capital growth.

Principal Investment Policies and Restrictions

   Pioneer Disciplined Value Fund: The fund invests primarily in equity securities of U.S. issuers. The fund may invest in issuers of any market capitalization. The fund may invest in securities in any industry or market sector. The fund may invest up to 10% of its total assets in securities of non-U.S. issuers. The fund will not invest more than 5% of its total assets in the securities of emerging market issuers. The fund may invest a portion of its assets not invested in equity securities in debt securities. Generally the fund may acquire investment grade debt securities that are issued by both U.S. and non-U.S. corporate and government issuers, but the fund may invest up to 5% of its net assets in below investment grade debt securities, including below investment grade convertible debt securities. The fund may, but is not required to, use derivatives.

   Pioneer Fundamental Value Fund: The fund invests primarily in equity securities. The fund may invest a significant portion of its assets in equity securities of medium- and large-capitalization companies (generally, market capitalizations of $1.5 billion or more). The fund may invest up to 30% of its total assets in securities of non-U.S. issuers. Up to 10% of the fund's total assets may be invested in securities of emerging market issuers. The fund may invest up to 10% of its total assets in debt securities of U.S. and non-U.S. issuers. The fund may invest up to 5% of its net assets in below investment grade debt securities, including below investment grade convertible debt securities. The fund may, but is not required to, use derivatives.

   Combined Fund: Pioneer Disciplined Value Fund and Pioneer Fundamental Value Fund both invest primarily in securities of U.S. issuers, but the funds' stated investment policies and restrictions are somewhat different. The combined fund will have the same investment policies and restrictions as Pioneer Disciplined Value Fund: the combined fund may invest in issuers of any market capitalization. The combined fund may invest in securities in any industry or market sector. The combined fund may invest up to 10% of its total assets in securities of non-U.S. issuers. The combined fund may not invest more than 5% of its total assets in the securities of emerging market issuers. The combined fund may invest a portion of its assets not invested in equity securities in debt securities. Generally the combined fund may acquire investment grade debt securities that are issued by both U.S. and non-U.S. corporate and government issuers, but the combined fund may invest up to 5% of its net assets in below investment grade debt securities, including below investment grade convertible debt securities. The combined fund may, but is not required to, use derivatives.

   In addition, as noted above, Pioneer Disciplined Value Fund is managed using a more research-based approach than Pioneer Fundamental Value Fund, and Pioneer Disciplined Value Fund's research-based investment approach will be used to manage the combined fund.

Conclusion: As noted above, the combined fund will have the same investment objective, investment policies and restrictions as Pioneer Disciplined Value Fund, and will be managed using Pioneer Disciplined Value Fund's research based investment approach. Accordingly, this factor favors Pioneer Disciplined Value Fund as the performance survivor.

D. Expense Structures and Expense Ratios

Management Fees

   Pioneer Disciplined Value Fund: Pioneer Disciplined Value Fund currently pays Pioneer a management fee at an annual rate equal to 0.65% of the fund's average daily net assets up to $1 billion, 0.60% of the next $4 billion and 0.55% on assets over $5 billion.

   Pioneer Fundamental Value Fund: Pioneer Fundamental Value Fund currently pays Pioneer a management fee at an annual rate equal to 0.70% of the fund's average daily net assets up to $1 billion, 0.65% of the next $1 billion, 0.60% of the next $1 billion, 0.55% on the next $4.5 billion, and 0.525% on assets over $7.5 billion. The fee is accrued daily and paid monthly.

   Combined Fund: The combined fund will pay Pioneer a management fee at an annual rate equal to 0.65% of the fund's average daily net assets up to $1 billion, 0.60% of the next $2 billion, 0.55% of the next 4.5 billion and 0.525% on assets over $7.5 billion. The fee will be accrued daily and paid monthly.

Sales load structure and Rule 12b-1 plans: The funds have the same sales load structure and Rule 12b-1 plans.

Other expenses/Total expenses: The administrative service, custody, transfer agency and other non-management fees that the funds pay are substantially similar in structure. However, as a general matter, because Pioneer Fundamental Value Fund has significantly more assets than Pioneer Disciplined Value Fund, the other expenses of the combined fund will more closely resemble Pioneer Fundamental Value Fund's other expenses as a percentage of average daily net assets. Accordingly, the total annual fund operating expenses of Class A, Class C and Class Y shares of the combined fund will more closely resemble the total annual fund operating expenses of the corresponding class of Pioneer Fundamental Value Fund, as shown in the following table:

          Pioneer Disciplined Value   Pioneer Fundamental Value
                    Fund                        Fund               Pro Forma Combined Fund
         --------------------------- --------------------------- ---------------------------
         Total Annual Fund Operating Total Annual Fund Operating Total Annual Fund Operating
         Expenses/Net Expenses After Expenses/Net Expenses After Expenses/Net Expenses After
           Fee Waiver and Expense      Fee Waiver and Expense      Fee Waiver and Expense
                 Limitations                 Limitations                 Limitations
         --------------------------- --------------------------- ---------------------------
Class A             1.71%/1.25%                 1.19%/1.19%                 1.14%1.14%
Class C             2.34%/2.15%                 1.96%/1.96%                 1.92%/1.92%
Class Y             1.03%/0.90%                 0.85%/0.85%                 0.81%/0.81%

The Registrants note that the expenses of the combined fund are anticipated to be lower than the expenses of the participating funds.

Conclusion: As shown above, the combined fund's management fee most closely resembles Pioneer Disciplined Value Fund's lower management fee, before breakpoints at incremental asset levels. Based on assets under management as of December 31, 2012, the combined fund's management fee as a percentage of average daily net assets will more closely resemble the management fee of Pioneer Disciplined Value Fund. On balance, this factor favors Pioneer Disciplined Value Fund as the performance survivor because, as of December 31, 2012, the combined fund's management fee as a percentage of average daily net assets will more closely resemble the management fee of Pioneer Disciplined Value Fund, and because of the similarity of the breakpoint structure of the combined fund's management fee (for the first $3 billion in assets) to that of Pioneer Disciplined Value Fund. As noted above, the resemblance of the combined fund's other expenses and total expenses to those of Pioneer Fundamental Value Fund as a percentage of average daily net assets is primarily because of the difference in net assets between the funds.

E. Asset Size

Pioneer Disciplined Value Fund: As of December 31, 2012, Pioneer Disciplined Growth Fund had assets of approximately $43 million.

Pioneer Fundamental Value Fund: As of December 31, 2012, Pioneer Fundamental Value Fund had assets of approximately $1.82 billion.

Conclusion: The Registrants acknowledge that Pioneer Disciplined Value Fund has significantly fewer assets than Pioneer Fundamental Value Fund. However, the Staff's guidance in the North American Security Trust no-action letter does not suggest that asset size, by itself, is determinative in identifying the performance survivor in a reorganization. Rather, asset size is only one of a number of factors to be weighed.

F. Overall conclusion.

The Registrants believe that the factors discussed above clearly indicate that the combined fund will most closely resemble Pioneer Disciplined Value Fund. In particular, the Registrants note that Pioneer Disciplined Value Fund's investment team will manage the combined fund using Pioneer Disciplined Value Fund's research-based approach, and the investment objectives, investment policies and restrictions of the combined fund will be the same as the investment objectives, investment policies and restrictions of Pioneer Disciplined Value Fund. The Registrants note that the portfolio composition of the combined fund will more closely resemble the portfolio composition of Pioneer Disciplined Value Fund. The Registrants also note that the expense structure of the combined fund more closely resembles the expense structure of Pioneer Disciplined Value Fund. The Registrants acknowledge that Pioneer Fundamental Value Fund is significantly larger than Pioneer Disciplined Value Fund. Nevertheless, the Registrants believe that, on balance, the factors discussed above support Pioneer Disciplined Value Fund as the performance survivor of the Reorganization.

III. Pioneer Disciplined Growth Fund - Pioneer Independence Fund Reorganization

Following is a performance survivor analysis with respect to the Reorganization of Pioneer Disciplined Growth Fund and Pioneer Independence Fund using the factors identified in the North American Security Trust no-action letter and the AICPA Guide. The combined fund following the Reorganization is intended to have all of the investment characteristics of Pioneer Disciplined Growth Fund. Pioneer Independence Fund is proposed to be the legal survivor in order to simplify the tax analysis and maximize tax-related benefits for the combined fund. Accordingly, as discussed below, the performance survivor analysis indicates that Pioneer Disciplined Growth Fund will be the performance survivor of the Reorganization. In addition, Ernst & Young LLP, the Registrants' current independent registered public accounting firm, has indicated to the Registrants that it would consider Pioneer Disciplined Growth Fund to be the accounting survivor of the Reorganization.

A. Portfolio Management

Pioneer Disciplined Growth Fund: Pioneer Investment Management, Inc. serves as the fund's investment adviser. Day-to-day management of Pioneer Disciplined Growth Fund currently is the responsibility of Paul Cloonan. Mr. Cloonan is supported by Ashesh Savla and Carol Lintz. Pioneer Disciplined Growth Fund is managed using a research-based, growth-oriented approach to stock selection based on fundamental and quantitative analysis provided by Pioneer's research team.

Pioneer Independence Fund: Pioneer Investment Management, Inc. serves as the fund's investment adviser. Day-to-day management of Pioneer Independence Fund's portfolio currently is the responsibility of Andrew Acheson. Pioneer Independence Fund is managed using a "growth" style of management that seeks to identify securities issued primarily by U.S. companies with above average potential for earnings and revenue growth that are also trading at attractive market valuations, based on the portfolio manager's analysis of company fundamentals.

Combined Fund: Pioneer Investment Management, Inc. will serve as the combined fund's investment adviser. Like Pioneer Disciplined Growth Fund, day-to-day management of the combined fund will be the responsibility of Paul Cloonan. Mr. Cloonan will be supported by Ashesh Savla and Carol Lintz. Like Pioneer Disciplined Growth Fund, the combined fund will be managed using a research-based, growth-oriented approach to stock selection based on fundamental and quantitative analysis provided by Pioneer's research team.

Conclusion: Since the combined fund will have the same portfolio management team as Pioneer Disciplined Growth Fund and will be managed with the same investment approach as Pioneer Disciplined Growth Fund, this factor favors Pioneer Disciplined Growth Fund as the performance survivor.

B. Portfolio Composition

Both Pioneer Disciplined Growth Fund and Pioneer Independence Fund normally invest primarily in equity securities of U.S. issuers. Thus, the portfolio composition of each of Pioneer Disciplined

Growth Fund and Pioneer Independence Fund generally is similar. However, as discussed above, the combined fund will be managed by the investment team that currently manages Pioneer Disciplined Growth Fund using Pioneer Disciplined Growth Fund's research-based investment approach, and will have the same investment objective, investment policies and restrictions as Pioneer Disciplined Growth Fund. The portfolio securities of the combined fund are expected to be rebalanced such that they line-up substantially with the portfolio securities of Pioneer Disciplined Growth Fund. Accordingly, the portfolio composition of the combined fund is expected to more closely resemble the portfolio composition of Pioneer Disciplined Growth Fund.

Conclusion: As noted above, the portfolio composition of the combined fund is expected to more closely resemble the portfolio composition of Pioneer Disciplined Growth Fund. Accordingly, this factor favors Pioneer Disciplined Growth Fund as the performance survivor.

C. Investment Objectives, Policies and Restrictions

Investment Objective

   Pioneer Disciplined Growth Fund: Pioneer Disciplined Growth Fund's investment objective is long-term capital growth.

   Pioneer Independence Fund: Pioneer Independence Fund's investment objective is capital growth.

   Combined Fund: The combined fund's investment objective is long-term capital growth.

Principal Investment Policies and Restrictions

   Pioneer Disciplined Growth Fund: The fund invests primarily in equity securities of U.S. issuers. The fund may invest in issuers of any market capitalization. The fund may invest in securities in any industry or market sector. The fund may invest up to 10% of its total assets in securities of non-U.S. issuers. The fund will not invest more than 5% of its total assets in the securities of emerging market issuers. The fund may invest a portion of its assets not invested in equity securities in debt securities. The fund may invest up to 5% of its net assets in below investment grade debt securities, including below investment grade convertible debt securities. The fund may, but is not required to, use derivatives.

   Pioneer Independence Fund: The fund invests at least 80% of its assets in equity securities. The fund invests primarily in securities of U.S. issuers. The fund may invest up to 25% of its total assets in equity and debt securities of non-U.S. issuers, including up to 10% of its assets in the securities of emerging markets issuers. The fund may invest up to 20% of its net assets in REITs. The fund may invest up to 20% of its total assets in debt securities of U.S. and non-U.S. issuers. The fund may invest up to 5% of its net assets in below investment grade debt securities, including below investment grade convertible debt securities. To the extent consistent with its investment objective, the fund may invest in initial public offerings of equity securities. The fund may, but is not required to, use derivatives.

   Combined Fund: Pioneer Disciplined Growth Fund and Pioneer Independence Fund have similar, but not identical, investment policies and restrictions. The combined fund will have the same investment policies and restrictions as Pioneer Disciplined Growth Fund: the combined fund will invest primarily in equity securities of U.S. issuers. The combined fund may invest in issuers of any market capitalization. The combined fund may invest in securities in any industry or market sector. The fund may invest up to 10% of its total assets in securities of non-U.S. issuers. The combined fund may not invest more than 5% of its total assets in the securities of emerging market issuers. The combined fund may invest a portion of its assets not invested in equity securities in debt securities. The combined fund may invest up to 5% of its net assets in below investment grade debt securities, including below investment grade convertible debt securities. The combined fund may, but is not required to, use derivatives.

   In addition, as noted above, Pioneer Disciplined Growth Fund is managed using a more research-based approach than Pioneer Independence Fund, and Pioneer Disciplined Growth Fund's research-based investment approach will be used to manage the combined fund.

Conclusion: As noted above, the combined fund will have the same investment objective, investment policies and restrictions as Pioneer Disciplined Growth Fund, and will be managed using Pioneer Disciplined Growth Fund's research based investment approach. Accordingly, this factor favors Pioneer Disciplined Growth Fund as the performance survivor.

D. Expense Structures and Expense Ratios

Management Fees

   Pioneer Disciplined Growth Fund: Pioneer Disciplined Growth Fund currently pays Pioneer a management fee at an annual rate equal to 0.65% of the fund's average daily net assets up to $1 billion, 0.60% of the next $4 billion and 0.55% on assets over $5 billion. The fee is accrued daily and paid monthly.

   Pioneer Independence Fund: Pioneer Independence Fund currently pays Pioneer a management fee at an annual rate equal to 0.65% of the fund's average daily net assets up to $1 billion and 0.60% of average daily assets over $1 billion. The fee is accrued daily and paid monthly.

   Combined Fund: The combined fund will pay Pioneer a management fee at an annual rate equal to 0.65% of the fund's average daily net assets up to $1 billion, 0.60% of the next $4 billion and 0.55% on assets over $5 billion. The fee will be accrued daily and paid monthly.

Sales load structure and Rule 12b-1 plans: The funds have the same sales load structure and Rule 12b-1 plans.

Other expenses/Total expenses: The administrative service, custody, transfer agency and other non-management fees that the funds pay are substantially similar in structure. However, as a general matter, because Pioneer Independence Fund has significantly more assets than Pioneer Disciplined Growth Fund, the other expenses of the combined fund will more closely resemble Pioneer Independence Fund's other expenses as a percentage of average daily net assets. Accordingly, the total annual fund operating expenses of Class A, Class C and Class Y shares the combined fund will more closely resemble the total annual fund operating expenses of the corresponding class of Pioneer Independence Fund before expense limitations, as shown in the following table. As shown below, after expense limitations, the total annual operating expenses of Class A and Class C of the combined fund are the same as both Pioneer Disciplined Growth Fund and Pioneer Independence Fund. After expense limitations, the total annual operating expenses of Class Y shares of the combined fund are significantly lower than Class Y shares of both Pioneer Disciplined Growth Fund and Pioneer Independence Fund.

         Pioneer Disciplined Growth
                    Fund              Pioneer Independence Fund     Pro Forma Combined Fund
         ---------------------------  ---------------------------  ---------------------------
         Total Annual Fund Operating  Total Annual Fund Operating  Total Annual Fund Operating
         Expenses/Net Expenses After  Expenses/Net Expenses After  Expenses/Net Expenses After
           Fee Waiver and Expense       Fee Waiver and Expense       Fee Waiver and Expense
                Limitations                  Limitations                  Limitations
         ---------------------------  ---------------------------  ---------------------------
Class A         1.48%/1.25%                  1.25%/1.25%                  1.25%1.25%
Class C         2.41%/2.15%                  2.18%/2.15%                  2.18%/2.15%
Class Y         1.00%/0.90%                  0.89%/0.89%                  0.74%/0.74%

The Registrants note that the expenses of the combined fund are anticipated to be the same as or lower than the expenses of the participating funds.

Conclusion: As shown above, Pioneer Disciplined Growth Fund and Pioneer Independence Fund have similar management fees, however the breakpoint structure of the combined fund's management fee most closely resembles Pioneer Disciplined Growth Fund's management fee. On balance, this factor favors Pioneer Disciplined Growth Fund as the performance survivor because of the similarity of the breakpoint structure of the combined fund's management fee to that of Pioneer Disciplined Growth Fund. As noted above, the resemblance of the combined fund's other expenses and total expenses to those of Pioneer Independence Fund as a percentage of average daily net assets is primarily because of the difference in net assets between the funds.

E. Asset Size

Pioneer Disciplined Growth Fund: As of December 31, 2012, Pioneer Disciplined Growth Fund had assets of approximately $42 million.

Pioneer Independence Fund: As of December 31, 2012, Pioneer Independence Fund had assets of approximately $812 million.

Conclusion: The Registrants acknowledge that Pioneer Disciplined Growth Fund has significantly fewer assets than Pioneer Independence Fund. However, the Staff's guidance in the North American Security Trust no-action letter does not suggest that asset size, by itself, is determinative in identifying the performance survivor in a reorganization. Rather, asset size is only one of a number of factors to be weighed.

F. Overall conclusion.

The Registrants believe that the factors discussed above clearly indicate that the combined fund will most closely resemble Pioneer Disciplined Growth Fund. In particular, the Registrants note that Pioneer Disciplined Growth Fund's investment team will manage the combined fund using Pioneer Disciplined Growth Fund's research-based approach, and the investment objectives, investment policies and restrictions of the combined fund will be the same as the investment objectives, investment policies and restrictions of Pioneer Disciplined Growth Fund. The Registrants note that the portfolio composition of the combined fund is anticipated to more closely resemble the portfolio composition of Pioneer Disciplined Growth Fund. The Registrants also note that the expense structure of the combined fund more closely resembles the expense structure of Pioneer Disciplined Growth Fund. The Registrants acknowledge that Pioneer Independence Fund is significantly larger than Pioneer Disciplined Growth Fund. Nevertheless, the Registrants believe that, on balance, the factors discussed above support Pioneer Disciplined Growth Fund as the performance survivor of the Reorganization.

IV. Pioneer Select Mid Cap Growth Fund - Pioneer Growth Opportunities Fund Reorganization

Following is a performance survivor analysis with respect to the Reorganization of Pioneer Select Mid Cap Growth Fund and Pioneer Growth Opportunities Fund using the factors identified in the North American Security Trust no-action letter and the AICPA Guide. The combined fund following the Reorganization is intended to have all of the investment characteristics of Pioneer Select Mid Cap Growth Fund. Pioneer Growth Opportunities Fund is proposed to be the legal survivor in order to simplify the tax analysis and maximize tax-related benefits for the combined fund. Accordingly, as discussed below, the performance survivor analysis indicates that Pioneer Select Mid Cap Growth Fund will be the performance survivor of the Reorganization. In addition, Ernst & Young LLP, the Registrants' current independent registered public accounting firm, has indicated to the Registrants that it would consider Pioneer Select Mid Cap Growth Fund to be the accounting survivor of the Reorganization.

A. Portfolio Management

Pioneer Select Mid Cap Growth Fund: Pioneer Investment Management, Inc. serves as the fund's investment adviser. Day-to-day management of Pioneer Select Mid Cap Growth Fund currently is the responsibility of Ken Winston. Effective April 1, 2013, Shaji John and Jon Stephenson were added in support of
Mr. Winston. The portfolio management team is supported by the domestic equity team at Pioneer. The fund uses a "growth" style of management, employing quantitative analysis and fundamental research to seek to identify securities primarily of mid-size companies with above average potential for earnings and revenue growth that are also trading at attractive market valuations. The fund compares its performance to the Russell Midcap Growth Index.

Pioneer Growth Opportunities Fund: Pioneer Investment Management, Inc. serves as the fund's investment adviser. Day-to-day management of Pioneer Growth Opportunities Fund's portfolio currently is the responsibility of Marco Pirondini and Shaji John. Brian Stack was the portfolio manager of the fund from 2008 through March 2013. Effective April 1, 2013, Messrs. Pirondini and John were appointed to manage the fund's portfolio through the date of the Reorganization. The fund uses a "growth at a reasonable price" style of management, employing fundamental research to seek to identify securities primarily of small-capitalization issuers with above average potential for earnings and revenue growth that are also trading at attractive market valuations. The fund compares its performance to the Russell 2000 Growth Index.

Combined Fund: Pioneer Investment Management, Inc. will serve as the combined fund's investment adviser. Like Pioneer Select Mid Cap Growth Fund, day-to-day management of the combined fund will be the responsibility of Ken Winston, Shaji John and Jon Stephenson. The portfolio management team will be supported by the domestic equity team at Pioneer. Like Pioneer Select Mid Cap Growth Fund, the combined fund will be managed using a "growth" style of management, employing quantitative analysis and fundamental research to seek to identify securities primarily of mid-size companies with above average potential for earnings and revenue growth that are also trading at attractive market valuations. Like Pioneer Select Mid Cap Growth Fund, the combined fund will compare its performance to the Russell Midcap Growth Index.

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Conclusion: Since the combined fund will have the same portfolio management teak as Pioneer Select Mid Cap Growth Fund, will be managed with the same investment approach as Pioneer Select Mid Cap Growth Fund and a focus on mid-size companies, and will compare its performance to Pioneer Select Mid Cap Growth Fund's benchmark index, this factor favors Pioneer Select Mid Cap Growth Fund as the performance survivor.

B. Portfolio Composition

Pioneer Select Mid Cap Growth Fund normally will invest at least 80% of its net assets in equity securities of mid-size companies, whereas Pioneer Growth Opportunities Fund may invest a significant portion of its assets in equity securities of small companies. As noted above, the combined fund will be managed by the investment team that currently manages Pioneer Select Mid Cap Growth Fund, and will have the same investment objective, investment policies and restrictions as Pioneer Select Mid Cap Growth Fund. The portfolio securities of the combined fund are expected to be rebalanced such that they line-up substantially with the portfolio securities of Pioneer Select Mid Cap Growth Fund. Accordingly, the portfolio composition of the combined fund is expected to more closely resemble the portfolio composition of Pioneer Select Mid Cap Growth Fund.

Using a holdings-based analysis, Morningstar categorizes Pioneer Select Mid Cap Growth Fund as a Mid-Cap Growth fund, whereas Pioneer Growth Opportunities Fund is categorized as a Small Growth fund.

Conclusion: As noted above, the portfolio composition of the combined fund is expected to more closely resemble the portfolio composition of Pioneer Select Mid Cap Growth Fund. Accordingly, this factor favors Pioneer Select Mid Cap Growth Fund as the performance survivor.

C. Investment Objectives, Policies and Restrictions

Investment Objective

   Pioneer Select Mid Cap Growth Fund: Pioneer Select Mid Cap Growth Fund's investment objective is long-term capital growth.

   Pioneer Growth Opportunities Fund: Pioneer Growth Opportunities Fund's investment objective is growth of capital.

   Combined Fund: The combined fund's investment objective is long-term capital growth.

Principal Investment Policies and Restrictions

   Pioneer Select Mid Cap Growth Fund: Normally, the fund invests at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in equity securities of mid-size companies. Mid-size companies are those with market values, at the time of investment, that do not exceed the greater of the market capitalization of the largest company within the Russell Midcap Growth Index ($24.98 billion as of December 31, 2012) or the 3-year rolling average of the market capitalization of the largest company within the Russell Midcap Growth Index ($19.85 billion as of December 31,
   2012) as measured at the end of the preceding month, and are not less than the smallest company within the index. The fund may invest up to 20% of its total assets in debt securities. The fund may invest up to 5% of its net assets in below investment grade debt securities, including below investment grade convertible debt securities, issued by both U.S. and non-U.S. issuers. The fund may invest up to 20% of its net assets in REITs. The fund may invest

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   up to 20% of its total assets in equity and debt securities of non-U.S.
   issuers. The fund will not invest more than 5% of its total assets in the securities of emerging markets issuers. The fund may, but is not required to, use derivatives.

   Pioneer Growth Opportunities Fund: fund invests primarily in equity securities of companies that Pioneer considers to be reasonably priced or undervalued, with above average growth potential. The fund may invest in securities of any market capitalization, although the fund may invest a significant portion of its assets in equity securities of small companies. The fund defines small companies as those within the market capitalization range of the Russell 2000 Growth Index (approximately $2.7 million to $3.6 billion as of March 31, 2012). The fund may invest up to 20% of its total assets in debt securities of U.S. issuers. Generally the fund acquires debt securities that are investment grade, but the fund may invest up to 5% of its net assets in below investment grade debt securities and below investment grade convertible debt securities. The fund may invest up to 20% of its total assets in securities of non-U.S. issuers, including up to 5% of its total assets in securities of emerging markets issuers. The fund may, but is not required to, use derivatives.

   Combined Fund: Pioneer Select Mid Cap Growth Fund and Pioneer Growth Opportunities Fund have different investment policies and restrictions. Pioneer Select Mid Cap Growth Fund focuses on investing in securities of mid-size companies, whereas Pioneer Growth Opportunities Fund focuses on investing in securities of small-size companies. The combined fund will have the same investment policies and restrictions as Pioneer Select Mid Cap Growth Fund, and, in particular, will focus on investing in securities of mid-size companies: normally, the combined fund will invest at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in equity securities of mid-size companies. Mid-size companies are those with market values, at the time of investment, that do not exceed the greater of the market capitalization of the largest company within the Russell Midcap Growth Index ($24.98 billion as of December 31, 2012) or the 3-year rolling average of the market capitalization of the largest company within the Russell Midcap Growth Index ($19.85 billion as of December 31,
   2012) as measured at the end of the preceding month, and are not less than the smallest company within the index. The combined fund may invest up to 20% of its total assets in debt securities. The combined fund may invest up to 5% of its net assets in below investment grade debt securities, including below investment grade convertible debt securities, issued by both U.S. and non-U.S. issuers. The combined fund may invest up to 20% of its net assets in REITs. The combined fund may invest up to 20% of its total assets in equity and debt securities of non-U.S. issuers. The combined fund will not invest more than 5% of its total assets in the securities of emerging markets issuers. The combined fund may, but is not required to, use derivatives.

Conclusion: Pioneer Select Mid Cap Growth Fund and Pioneer Growth Opportunities Fund have similar, but not identical, investment objectives. More importantly, they have different investment policies and restrictions. As noted above, the combined fund will have the same investment objective, investment policies and restrictions as Pioneer Select Mid Cap Growth Fund, and, in particular, will focus on investing in securities of mid-size companies. Accordingly, this factor favors Pioneer Select Mid Cap Growth Fund as the performance survivor.

D. Expense Structures and Expense Ratios

Management Fees

   Pioneer Select Mid Cap Growth Fund: Pioneer Select Mid Cap Growth Fund currently pays Pioneer a management fee at an annual rate equal to 0.625% of the fund's average daily net assets

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   up to $500 million, 0.60% of the next $500 million and 0.575% on assets over
   $1 billion. The fee is accrued daily and paid monthly.

   Pioneer Growth Opportunities Fund: Pioneer Growth Opportunities Fund currently pays Pioneer a management fee at an annual rate equal to 0.65% of the fund's average daily net assets. The fee is accrued daily and paid monthly.

   Combined Fund: The combined fund will pay Pioneer a management fee at an annual rate equal to 0.625% of the fund's average daily net assets up to $500 million, 0.60% of the next $500 million and 0.575% on assets over $1 billion. The fee will be accrued daily and paid monthly.

Sales load structure and Rule 12b-1 plans: The funds have the same sales load structure and Rule 12b-1 plans.

Other expenses/Total expenses: The administrative service, custody, transfer agency and other non-management fees that the funds pay are substantially similar in structure. The expense ratios for other expenses of Class A shares and Class Y shares of the combined fund will more closely resemble the expense ratio of Class A shares and Class Y shares of Pioneer Select Mid Cap Growth Fund, respectively. The expense ratio for other expenses of Class C shares of the combined fund will more closely resemble the expense ratio of Class C shares of Pioneer Growth Opportunities Fund. Accordingly, as shown in the following table, the total annual fund operating expenses of Class A and Class Y shares of the combined fund will more closely resemble the total annual fund operating expenses of the corresponding class of Pioneer Select Mid Cap Growth Fund, the total annual fund operating expenses of Class C shares of the combined fund will more closely the total annual fund operating expenses of Class C shares of Pioneer Growth Opportunities Fund.

           Pioneer Select Mid Cap    Pioneer Growth Opportunities
                 Growth Fund                     Fund               Pro Forma Combined Fund
-        --------------------------- ---------------------------- ---------------------------
         Total Annual Fund Operating Total Annual Fund Operating  Total Annual Fund Operating
                  Expenses                     Expenses                    Expenses
-        --------------------------- ---------------------------- ---------------------------
Class A             1.16%                        1.25%                       1.16%
Class C             2.16%                        2.11%                       2.07%
Class Y             0.73%                        0.76%                       0.69%

The Registrants note that the expenses of the combined fund are anticipated to be the same as or lower than the expenses of the participating funds.

Conclusion: As shown above, the combined fund's management fee most closely resembles Pioneer Select Mid Cap Growth Fund's management fee. On balance, the other expenses and total expenses of the combined fund more closely resemble those of Pioneer Select Mid Cap Growth Fund. Accordingly, this factor favors Pioneer Select Mid Cap Growth Fund as the performance survivor.

E. Asset Size

Pioneer Select Mid Cap Growth Fund: As of December 31, 2012, Pioneer Disciplined Growth Fund had assets of approximately $446 million.

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

Pioneer Growth Opportunities Fund: As of December 31, 2012, Pioneer Growth Opportunities Fund had assets of approximately $514 million.

Conclusion: The net assets of the funds are comparable, although the Pioneer Growth Opportunities Fund is somewhat larger. However, the Staff's guidance in the North American Security Trust no-action letter does not suggest that asset size, by itself, is determinative in identifying the performance survivor in a reorganization. Rather, asset size is only one of a number of factors to be weighed.

F. Overall conclusion.

The Registrants believe that the factors discussed above clearly indicate that the combined fund will most closely resemble Pioneer Select Mid Cap Growth Fund. In particular, the Registrants note that Pioneer Select Mid Cap Growth Fund's investment team will manage the combined fund. In addition, the investment objectives, investment policies and restrictions of the combined fund will be the same as the investment objectives, investment policies and restrictions of Pioneer Select Mid Cap Growth Fund, and, in particular, the combined fund will focus on investing in securities of mid-size companies. The Registrants note that the portfolio composition of the combined fund is anticipated to more closely resemble the portfolio composition of Pioneer Select Mid Cap Growth Fund. The Registrants also note that the expense structure of the combined fund more closely resembles the expense structure of Pioneer Select Mid Cap Growth Fund. Accordingly, the Registrants believe that, on balance, the factors discussed above support Pioneer Select Mid Cap Growth Fund as the performance survivor of the Reorganization.

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                                   Exhibit B

                          Tandy Representation Letter

                                      25